UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41592

MGO GLOBAL INC.

(Exact name of registrant as specified in its charter)

c/o Heidmar Inc.
89 Akti Miaouli, Piraeus 18538 Greece
+302160024900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Common Stock or One Pre-Funded Warrant to Purchase One Share of Common Stock and One Warrant to Purchase One Share of Common Stock
Common Stock, par value $0.00001 per share
Warrant, each whole warrant exercisable for One Share of Common Stock at an exercise price of $0.95 per share
Pre-Funded Warrant, each whole warrant exercisable for One Share of Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of the Units: 0

Approximate number of holders of record of the Warrants: 0

Approximate number of holders of record of the Pre-Funded Warrants: 0

Approximate number of holders of record of the Common Stock: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, MGO Global Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 10, 2025

MGO GLOBAL INC.

	By:	/s/ Pankaj Khanna
	Name:	Pankaj Khanna
	Title:	President